Exhibit 12.1

Hospitality Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)

	Three Months Ended March 31,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Income from continuing operations (including gains on sales of properties, if any) before income tax benefit (expense) and equity in earnings of an investee	$80,633	$201,904	$226,993	$167,963	$199,036	$127,750
Fixed Charges	47,540	181,579	161,913	144,898	139,486	145,954
Adjusted Earnings	$128,173	$383,483	$388,906	$312,861	$338,522	$273,704

Fixed Charges:
Interest on indebtedness and amortization of debt issuance costs and debt discounts and premiums	$47,540	$181,579	$161,913	$144,898	$139,486	$145,954

Ratio of Earnings to Fixed Charges	2.70x	2.11x	2.40x	2.16x	2.43x	1.88x